Filed by Corvas International, Inc.
Filed Pursuant to Rule 425 promulgated under the
Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 promulgated under the Securities Exchange Act of 1934, as amended.

Subject Company: Corvas International, Inc.
Commission File No.: 0-19732

On March 4, 2003, Corvas International, Inc. filed with the Securities and Exchange Commission a Current Report on Form 8-K which is hereby incorporated by reference into this filing pursuant to Rule 425.

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Additional Information About the Acquisition and Where to Find It; Participants in Solicitation

Dendreon and Corvas intend to file with the Securities and Exchange Commission ("SEC") a joint proxy statement/prospectus with respect to the acquisition and other relevant materials. INVESTORS AND SECURITY HOLDERS OF DENDREON AND CORVAS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND THE OTHER RELEVANT MATERIALS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT DENDREON, CORVAS AND THE ACQUISITION. The joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by Dendreon or Corvas with the SEC, may be obtained free of charge at the SEC's web site at www.sec.gov.

In addition, investors and security holders may obtain free copies of the documents (when they are available) filed with the SEC by Dendreon by directing a request to: Dendreon Inc., 3005 First Avenue, Seattle, WA 98121, Attn: Investor Relations. Investors and security holders may obtain free copies of the documents filed with the SEC by Corvas by contacting Corvas Investor Relations at 3030 Science Park Road, San Diego CA 92121.

Dendreon, Corvas and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Dendreon and Corvas in favor of the acquisition. Information about the executive officers and directors of Dendreon and their ownership of Dendreon common stock is set forth in the proxy statement for Dendreon's 2002 Annual Meeting of Shareholders, which was filed with the SEC on April 12, 2002. Information about the executive officers and directors of Corvas and their ownership of Corvas common stock is set forth in the proxy statement for Corvas' 2002 Annual Meeting of Shareholders, which was filed with the SEC on April 26, 2002. Certain directors and executive officers of Corvas may have direct or indirect interests in the merger due to securities holdings, pre-existing or future indemnification arrangements, vesting of options, rights to severance payments if their employment is terminated following the merger. Additional information regarding Dendreon, Corvas, and the interests of their respective executive officers and directors in the acquisition will be contained in the joint proxy statement/prospectus regarding the acquisition.

Investors and security holders are urged to read the joint proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the acquisition.